The Mexico Fund, Inc.

Description

The Mexico Fund, Inc. (the “Fund”) is a non-diversified closed-end management investment company with the investment objective of long-term capital appreciation through investments in securities, primarily equity, listed on the Mexican Stock Exchange. The Fund provides a vehicle to investors who wish to invest in Mexican companies through a managed non-diversified portfolio as part of their overall investment program. The Fund’s shares are listed and traded on the New York Stock Exchange (“NYSE”) under the symbol “MXF.”

Managed Distribution Plan (“MDP”)

The Board of Directors of the Fund has authorized quarterly distributions of $0.25 per share under the MDP. With each distribution, the Fund will issue a notice to stockholders and an accompanying press release, which will provide detailed information regarding the amount and composition of the distribution and other information required by the Fund’s MDP exemptive order. The Fund’s Board of Directors may amend or terminate the MDP at any time without prior notice to stockholders. You should not draw any conclusions about the Fund’s investment performance from the amount of distributions or from the terms of the Fund’s MDP.

Highlights
Total Net Assets (million)[1]	$235.95	Daily Average Number of Shares Traded[2]	36,519
NAV per share[1]	$15.72	Outstanding Shares[3]	15,005,224
Closing price[2]	$13.74	Expense Ratio (10/31/2019)	1.61%
Discount	12.60%	Portfolio Turnover (10/31/2019)	18.13%

Performance[1]	Cumulative			Annualized
	1 Month	YTD	1 Year	3 Years	5 Years	10 Years
MXF Market Price	5.29%	11.39%	11.39%	2.71%	-2.19%	3.71%
MXF NAV	3.63%	9.19%	9.19%	3.56%	-2.27%	2.85%
MSCI Mexico Index	4.66%	10.87%	10.87%	3.08%	-3.26%	1.10%

These figures represent past performance. Past performance does not guarantee future results. The Fund's investment return and principal value will fluctuate so that an investor's shares, at the time of sale, may be worth more or less than their original cost. Current performance may be lower or higher than the performance quoted above.

1 Source: Impulsora del Fondo México, S.C. Performance figures take into account reinvestments of distributions.
2 Source: NYSE. Shares traded figure represents average volume traded on U.S. consolidated markets during the month.
3 During December 2019, the Fund repurchased no shares.

Top Ten Holdings (62.45% of Net Assets)
1 América Móvil	13.19%	6 Orbia	4.60%
2 Fomento Económico Mexicano	8.40%	7 Alfa	4.04%
3 Grupo Financiero Banorte	8.04%	8 Cemex	3.80%
4 Wal-Mart de México	6.67%	9 Grupo Aeroportuario del Pacífico	3.77%
5 Grupo México	6.21%	10 Ternium	3.73%
Holdings are subject to change and are provided for informational purposes only and should not be deemed as a recommendation to buy or sell the securities shown.

Fund Manager´s Comments
Global equity markets registered positive returns during December 2019 and during the full calendar year 2019. The MSCI World Index and the MSCI Emerging Markets Index increased 2.9% and 7.2%, respectively, during December 2019, while during calendar year 2019 they registered returns of 25.2% and 15.4%, respectively. U.S. equity markets also recorded positive returns during the month, as the DJIA and the S&P 500 increased 1.7% and 2.9%, respectively, registering returns of 22.3% and 28.9%, respectively, during calendar year 2019. During December 2019, the U.S. Federal Reserve maintained unchanged its overnight interest rate at the current rate of between 1.50% and 1.75%; the yield on the U.S. 10-year Treasury note increased 14 basis points to 1.92% and the U.S. dollar depreciated 1.9% (measured by the DXY Index4). The MSCI Mexico Index increased 4.7% during the month, led by the Mexican peso appreciation of 3.2% to Ps. $18.93, while during calendar year 2019, the index increased 10.9% and the Mexican peso appreciated 3.8%.
During calendar year 2019, the Fund’s NAV per share registered a total return5 of 9.2%, compared with a return of 10.9% registered by the Fund´s benchmark, the MSCI Mexico Index, over the same period. Despite the slight underperformance during calendar year 2019, the Fund´s NAV per share has outperformed its benchmark during the three-, five- and ten-year periods ended on December 31, 2019.
Positive developments materialized regarding the USMCA agreement, as negotiators from Mexico, the United States and Canada signed a revised USMCA which strengthens dispute settlement mechanisms and enforcement, while providing stronger labor and environmental protections. Mexico´s Senate and the U.S. House of Representatives approved the revised trade agreement, which is expected to be approved by the U.S. Senate at the beginning of 2020 and finalized by the first half of 2020.
In local news, Mexico´s Central Bank reduced its overnight interest rate by 25 basis points for its fourth consecutive meeting, to 7.25%.
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The information presented in this report has been derived from the sources indicated. Neither The Mexico Fund, Inc. nor its Adviser, Impulsora del Fondo México, S.C., has independently verified or confirmed the information presented herein.

Important Risk Disclosure
All performance shown is historical. Closed-end funds are traded on the secondary market through one of the stock exchanges. Shares of closed-end funds may trade above (premium) or below (discount) the NAV of the fund’s portfolio. The NAV is the value of an entity’s assets less the value of its liabilities. The Market Price is the current price at which an asset can be bought or sold. There is no assurance that the Fund will achieve its investment objective.

An investment in the Fund entails special risk considerations, including among others the risks of foreign investments, Mexican investments, market illiquidity and volatility, market corrections, risks associated with the Mexican economy, political factors and security, currency exchange rate fluctuations, NAV discount risk, foreign custody risk, dollar denominated investments risk and risks associated with the concentration of the Mexican equity market. Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund. An investment in the Fund is not appropriate for all investors, and the Fund is not intended to be a complete investment program. Investors should carefully review and consider the Fund's investment objective, risks, charges and expenses before investing.
www.themexicofund.com

4 DXY Index computes the value of the U.S. dollar relative to a basket of foreign currencies.
5 Performance figures included here take into account the reinvestment of distributions.